Oncolytics Biotech CEO, Matt Coffey, Honored with Scientific Achievement and Innovation Award by BioAlberta

SAN DIEGO, CA and CALGARY, AB, September 30, 2019 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced that its President and Chief Executive Officer, Matt Coffey, Ph.D., MBA, was presented with the Scientific Achievement and Innovation Award by BioAlberta, the province’s life sciences industry association. BioAlberta recognized several industry leaders for their innovation and achievements during its Annual AGM, Awards Gala and Industry Showcase at the Westin Edmonton.

“I am honored to receive this recognition from BioAlberta for my work in oncolytic viruses, which started a little more than twenty years ago at the University of Calgary,” said Dr. Coffey. “This entire drug class has come a long way in the last two decades and I’m proud to have been a part of that, and the learnings this drug class has brought about. We learned about pelareorep’s ability to double overall survival in hormone receptor-positive metastatic breast cancer patients and we continue to study it in this setting, as well as in pancreatic cancer and multiple myeloma. Most importantly, we’ve learned about the ability of oncolytic viruses to wake up the immune system. There are amazing immunotherapy treatments, such as checkpoint inhibitors, that invigorate the immune system and can provide significant benefits for patients, but today they work in only one-in-five patients. By waking the immune system, oncolytic viruses have the potential to significantly increase the effectiveness of checkpoint inhibitors and have a positive effect on patients’ lives.”

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com